Furnished under Rule 12g3-2(b)
ROCHE HOLDING 82-3315

Meissner, Dagmar {CLL~Basel}

Subject: FW: Investor update: FUZEON™ granted priority review status by U.S. FDA

FUZEON™ granted priority review status by U.S. FDA
First HIV fusion inhibitor will have a target six month review period

Roche and Trimeris, Inc. (Nasdaq: TRMS) today announced that the U.S. Food and Drug Administration (FDA) has notified the companies that the New Drug Application (NDA) for FuzeonÒ (generic: enfuvirtide, formerly known as T-20) is fileable and has been granted priority review status. Designed for the treatment of HIV-1 in combination with other antiretroviral agents, Fuzeonis the most clinically advanced in an investigational class of anti-HIV drugs called "fusion inhibitors."

The priority review designation establishes a target six-month review period for the Fuzeon NDA, which was submitted by Roche and Trimeris on September 16, 2002. The FDA will, therefore, take an action on the NDA by March 16, 2003 (the user fee action date).

According to FDA policies and procedures, priority designation is granted to medications that, if approved, address unmet medical needs, offering a significant improvement in the safety or effectiveness of the treatment, diagnosis or prevention of a serious or life-threatening disease.

Unlike existing anti-HIV drugs that work inside the cell, Fuzeon has a unique mechanism of action and is designed to block HIV before it enters the human immune cell. Consequently, Fuzeon is active against HIV that is resistant to the currently available classes of anti-HIV drugs.

"The NDA submission for Fuzeon was based on 24-week results of innovative and rigorous Phase III clinical trials in treatment-experienced patients. The granting of priority review status by the FDA is a critical milestone in bringing Fuzeon to patients," said Georges Gemayel, Vice President Specialty Care, Roche.

"If approved, Fuzeon will represent a significant advance in the treatment of HIV," said Dr. Dani Bolognesi, Chief Executive Officer, Trimeris. "Due to drug resistance and tolerability issues, the population of treatment-experienced patients in need of new therapies continues to grow. Fuzeon has the potential to help address this unmet need."

Phase III 24-week results

The filing submission for Fuzeon was based on 24-week data from two large, international Phase III trials, TORO 1 and TORO 2 (TORO: "T-20 vs. Optimized Regimen Only." In the TORO studies, combination therapy with Fuzeon reduced HIV to undetectable levels in the blood in at least twice the percentage of patients and provided an improved immune response at 24 weeks, as compared to those who took combination therapy without Fuzeon. Fuzeon also provided a significant increase in CD4+ immune cells at 24 weeks.

Additional analyses of TORO 1 24-week data showed that the response of patients taking Fuzeon plus an individualized background regimen surpassed that of patients on the individualized regimen alone regardless of patient demographics or treatment history.

More about Fuzeon

Fuzeon, a fusion inhibitor, is a self-administered twice-daily subcutaneous injection. Local injection site reactions were the most frequent adverse events associated with the use of Fuzeon. In Phase III clinical studies, 98 percent of patients had at least one local injection site reaction; however, these reactions were seldom treatment limiting, with only three percent of patients discontinuing treatment with Fuzeon.

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The addition of Fuzeon to background antiretroviral therapy generally did not increase the frequency or the severity of the majority of adverse events. The absolute difference in the most common adverse events seen between Fuzeon plus an individualized background regimen of antiretroviral drugs and individualized background regimen alone was less than five percent. The events most frequently reported in patients receiving Fuzeon plus an individualized background regimen and higher in patients receiving Fuzeon than in patients who received treatment without Fuzeon were, headache, peripheral neuropathy, dizziness (excluding vertigo), insomnia, depression, appetite decrease, asthenia, myalgia, constipation and pancreatitis. The majority of adverse events were of mild or moderate intensity.

Access to Fuzeon

As increasing numbers of patients with HIV are in need of new therapies, it is possible that demand for Fuzeon may exceed supply at the projected time of launch in 2003. Roche and Trimeris fully appreciate the compelling need for Fuzeon and are working diligently to bring Fuzeon to patients with the greatest medical need as early as possible and in the greatest number possible, but also in a manner to ensure continuity of supply. Considerable investment has

already been made and will be further committed to increase capacity for Fuzeon production to accommodate the potentially increasing demand for this important medication.

Roche in HIV
Roche is at the forefront of efforts to combat HIV infection and AIDS, committed for 15 years to groundbreaking research and development of new drugs and diagnostic technology. The objective is to provide tailored treatment solutions and an improved standard of care worldwide for those people living with HIV.

About Trimeris, Inc.
Trimeris, Inc. (Nasdaq: TRMS) is a biopharmaceutical company engaged in the discovery and development of novel therapeutic agents for the treatment of viral disease. The core technology platform of fusion inhibition is based on blocking viral entry into host cells. Trimeris has two anti-HIV drug candidates in clinical development. Fuzeon, currently in Phase III clinical trials, is the most advanced compound in development. A New Drug Application (NDA) and Marketing Authorisation Application (MAA) have been submitted for Fuzeon with the US FDA and the EU EMEA, respectively. Trimeris' second fusion inhibitor product candidate, T-1249, has received fast track status from the FDA and is in Phase I/II clinical testing. Trimeris is developing Fuzeon and T-1249 in collaboration with F. Hoffmann-La Roche. For more information about Trimeris, Inc., visit the company's website at www.trimeris.com

Trimeris safe harbor statement
Note: Except for any historical information presented herein, matters presented in this release are forward-looking statements that involve risks and uncertainties. The results of Trimeris' previous clinical trials are not necessarily indicative of future clinical trials, and future results could differ materially from past results. For a more detailed description of factors that could cause or contribute to such differences, please see Trimeris' filings with the Securities and Exchange Commission.

About Roche
Headquartered in Basel, Switzerland, Roche is one of the world's leading research-oriented healthcare groups in the fields of pharmaceuticals, diagnostics and vitamins. Roche's innovative products and services address prevention, diagnosis and treatment of diseases, thus enhancing people's well being and quality of life.

Furnished under Rule 12g3-2(b)
ROCHE HOLDING 82-3315

Media release

Roche

Basel, 10 October 2002

Roche's Pharmaceuticals and Diagnostics Divisions on Course

- **Nine-month sales in core businesses up 7% in local currencies**
- **Pharmaceuticals Division posts 6% sales growth in local currencies**
- **Prescription drug sales show double-digit gains in local currencies in US and Japan (+11%)**
- **Pegasys launched in EU; review of Pegasys NDA moving ahead on schedule in US; marketing applications for Fuzeon filed in EU and US**
- **Diagnostics Division sales advance at double-digit rate (+11%) in local currencies**
- **Preparations to sell Vitamins Division moving forward as planned**
- **Integration of Chugai off to a successful start — Japan's largest pharmaceuticals company with a foreign majority shareholder**
- **Vitamin case: provisions increased by 1.2 billion Swiss francs**
- **Roche reaffirms guidance for current year, anticipates increases in consolidated sales and in operating profit and EBITDA margins**
- **Roche expects double-digit sales growth from pharmaceuticals and diagnostics businesses in 2003**

The Roche Group recorded sales of 21.7 billion Swiss francs in the first nine months of 2002. Combined sales revenues from the Group's core pharmaceuticals and diagnostics businesses totalled 19.3 billion Swiss francs, equivalent to a growth rate of 7% in local currencies. Both businesses contributed to growth, with local-currency sales advancing 6% in the Pharmaceuticals Division (0% in Swiss francs) and 11% in the Diagnostics Division (+5% in Swiss francs). Expressed in local currencies, sales by the Vitamins and Fine Chemicals Division held steady at last year's levels (-5% in Swiss francs).

F. Hoffmann-La Roche Ltd 4070 Basel, Switzerland Corporate Communications Tel. 061 - 688 88 88
Fax 061 - 688 27 75
http://www.roche.com

Sales January to September 2002	2002 In mCHF	2001 In mCHF	% Change In CHF	In local currencies
Pharmaceuticals[a]	13,903	13,914	0	+6
Roche prescription sales	10,376	10,610	-2	+3
Genentech prescription sales	2,380	2,074	+15	+23
Total prescription sales	12,756	12,684	+1	+6
OTC	1,147	1,230	-7	-2
Diagnostics	5,367	5,094	+5	+11
Core businesses	19,270	19,008	+1	+7
Vitamins and Fine Chemicals	2,574	2,701	-5	0
Reclassified[a]	-143	-107		
Roche Group	21,701	21,602	0	+6

The alliance between Chugai and Roche became effective on 1 October 2002, creating Japan's fifth-largest pharmaceuticals company and the largest Japanese pharmaceuticals company with a foreign majority owner. The new business, operating as 'Chugai, a Member of the Roche Group', will be included in Roche's consolidated results from the fourth quarter of this year and will add roughly 2.5 billion Swiss francs to Group pharmaceuticals sales on an annualised basis.

Roche anticipates a mid- to high-single-digit increase in full-year consolidated sales, with further improvements also expected for the year in the Group's operating profit and EBITDA margins. In 2003 Roche expects both pharmaceuticals and diagnostics to deliver double-digit sales growth in local currencies.

Pharmaceuticals Division: prescription drug sales grow at double-digit rate in the United States and Japan

Nine-month sales by the Pharmaceuticals Division totalled 13,903 million Swiss francs, a rise of 6% in local currencies (0% in Swiss francs) from last year's figure. Prescription drug sales (divisional sales excluding OTC) increased 6% in local currencies, in line with expectations. Sales growth in Swiss francs was 1%, owing to the weakness of the Group's key trading

[a] Pharmaceutical sales are adjusted to include reclassification of sales to the Vitamins and Fine Chemicals Division.

currencies against the franc. Roche increased its sales of prescription medicines in all regions except Latin America, where current economic difficulties had a negative impact on business. Sales grew at a rate of 11% both in the United States and in Japan, the world's two largest markets for pharmaceuticals.

Market leadership in oncology strengthened

Roche's oncology portfolio[1] was a major contributor to growth, with sales of products for cancer patients rising 32% to 3.7 billion Swiss francs. Continuing the strong growth of previous periods, sales of MabThera/Rituxan, the first monoclonal antibody for the treatment of non-Hodgkin's lymphoma, increased 51% in local currencies to 1,674 million Swiss francs. Herceptin, a monoclonal antibody used in the targeted treatment of breast cancer, posted another robust sales gain (+38%). Sales of Xeloda, which is used to treat colorectal and breast cancer, nearly doubled (+91). This dynamic growth was largely fuelled by approvals in Europe and the United States for the use of Xeloda plus Taxotere in metastatic breast cancer, an indication in which the two-drug combination has been shown to improve patient survival. Kytril, a product used to control nausea in chemotherapy patients, posted a 3% rise in sales compared with the first nine months of 2001. The product was approved in August by the US Food and Drug Administration for the prevention and treatment of post-operative nausea, and this, together with significant market share gains in Japan, was an important factor for the upturn in sales.

Virology: Pegasys off to a successful start in Europe

Pegasys, Roche's pegylated interferon for hepatitis C, has been launched in recent months in Germany, the United Kingdom and other EU markets, and additional launches are due to follow over the next few weeks in France, Italy and Spain. Pegasys is now approved for sale in 50 countries and has already captured a significant market share in major national markets. Regulatory review of the US filings for Pegasys monotherapy and for Pegasys in combination with Copegus (ribavirin) is well underway. We expect the monotherapy indication to be approved shortly, with approval of the combination regimen expected to follow by the end of this year. In September Roche received confirmation that the EU mutual recognition procedure for Copegus (ribavirin) had been completed. This important milestone means that Copegus can now be launched in all EU member states for combined use with Pegasys in chronic hepatitis C.

Regulatory filings for Fuzeon (T-20), the world's first HIV fusion inhibitor, were recently submitted in the United States and the European Union, and Roche anticipates approvals in

[1] Oncology portfolio: MabThera/Rituxan, Herceptin, Xeloda, Bondronat, Kytril, Furtulon, Neupogen, NeoRecormon (25%) and Roferon-A (60%).

those markets in the first quarter of 2003. Because it is active against strains of HIV that are resistant to other classes of anti-HIV medicines, Fuzeon offers new hope for patients with limited treatment options. The drug has a unique mechanism of action that prevents HIV from entering and infecting human immune cells. Sales of the protease inhibitors Viracept and Invirase/Fortovase declined, primarily as a result of increased competition and downward pressure on prices.

Dynamic growth in transplantation segment

Roche's transplantation franchise continued to experience very dynamic growth, spurred by a strong 16% rise in sales of CellCept. CellCept remains the leading branded immunosuppressant in the United States. Newly published data on CellCept's high potency and low renal toxicity have consolidated its position as a cornerstone of effective long-term immunosuppressive therapy. Sales of the transplantation medicine Zenapax, which has been approved in the European Union for use in children undergoing kidney transplantation, were up 6% for the period. Cymevene/Valcyte, a drug used to treat cytomegalovirus infections (CMV retinitis), posted a 7% rise in sales. Roche will soon be submitting an application for the use of Valcyte to treat CMV retinitis in transplant patients, an extremely important new indication for this product.

Sales of NeoRecormon, Roche's leading anemia product, advanced 30%. Apart from the product's established use in patients with renal failure and chronic renal insufficiency, sales were driven by increased prescribing for anemia associated with cancer therapy. Approval of a once-weekly dosing schedule in cancer patients — expected by the end of this year — will stimulate additional sales growth.

Sales of Rocephin and Roaccutan still strong despite patent expiries

Roche's leading antibiotic, Rocephin, posted a 2% increase in sales despite the fact that the product is now off-patent in a number of markets. Sales of Roaccutan/Accutane declined only slightly (-5%) despite competition from generics manufacturers in Europe. In the United States stricter prescribing guidelines had an impact on sales of the product, which were down somewhat from the previous year (-5%); no generic competitors have entered the US market yet.

Sales of Xenical, the world's leading prescription medicine for weight loss and weight management, fell 17% amid a general downturn in this market segment. Important clinical data from the landmark XENDOS study have shown that Xenical can prevent or delay the

development of type 2 diabetes.

Sales by the division's non-prescription medicines business, Roche Consumer Health, decreased 2% in local currencies and 7% in Swiss francs in a stagnant market. Two major markets accounted for the downturn: In the United States sales of the Aleve brand (marketed in the US by a joint venture with Bayer) fell 9% in local currencies, and in Argentina sales revenues dropped 63% as a result of the current economic crisis there. Sales increased slightly (+2%) in all other countries.

Diagnostics Division strengthens market position further

In the first nine months of 2002 the Diagnostics Division recorded sales of 5,367 million Swiss francs, a rise of 11% in local currencies and 5% in Swiss francs over the same period in 2001. Diabetes Care and Molecular Diagnostics continued to contribute above-average growth in the third quarter. With the exception of Latin America, where economic difficulties are still having a negative impact on business, the division posted above-market, double-digit growth rates in all regions.

Nine-month sales by Roche Diabetes Care were up 15% in local currencies, with the Accu-Chek product line remaining this business area's main growth driver. Following launches in the United States and Canada, Accu-Chek Compact is now also available in Europe and Japan and is meeting with strong customer acceptance. The roll-out of Accu-Chek Active, a lightweight, easy-to-use glucose meter designed particularly for users with active lifestyles, has been successfully completed. Together with Accu-Chek Advantage, which remains a high-growth product, these two new devices will help fuel future sales growth in the diabetes care segment.

Sales by Near Patient Testing increased 7% in local currencies. As prescribing of anticoagulants has increased, so has demand for coagulation monitors, helped by the continuing trend towards self-monitoring of coagulation status by patients and positive reimbursement decisions by health insurers. The sales figures also reflect the market leadership resulting from eight years' continuous market development by Roche Diagnostics. The introduction of a new test strip, planned for next year, will further extend the division's technological leadership in this market segment. Growth in the Hospital Point of Care segment was driven primarily by sales of the recently launched OMNI C, an analyser that measures 10 of the most important critical care parameters, and Cardiac Reader, a system for the fast, reliable diagnosis of heart attacks. The Primary Care unit also continued to post healthy growth, confirming Roche Diagnostics' leadership in the urinalysis and multi-parameter systems segments.

Local-currency sales by Roche Molecular Diagnostics were up 19%, with above-average growth coming from the AmpliScreen product line and tests for hepatitis B (HBV), hepatitis C (HCV) and STD (Sexually Transmitted Diseases). FDA approval of the Amplicor HIV-1 Monitor test, the start of clinical trials in the United States of the Cobas AmpliScreen HBV test and FDA approval of Gilead's Adefovir, treatment with which is monitored using Roche's HBV Monitor test, underscore Molecular Diagnostics' innovative strength. Sales of a PCR-based test for cystic fibrosis launched in the United States in 2001 have met expectations. Roche plans to market the test in Europe next year. During their intensive worldwide cooperation for the global roll-out of Pegasys, the Diagnostics and Pharmaceuticals Divisions have been able to exploit Molecular Diagnostics' market leadership in HCV testing. With US launches of a new HBV test and of Cobas TaqMan 48 scheduled for the last quarter of 2002, and the upcoming roll-out of an expanded test menu for Cobas AmpliPrep, also in the fourth quarter, Molecular Diagnostics is set to further extend its market share.

Centralized Diagnostics outpaced the market by a substantial margin, posting local-currency growth of 8%. The main growth drivers were the Elecsys immunodiagnostics systems and products for hematology. Centralized Diagnostics has been particularly successful in expanding its Modular Analytics, Elecsys and Integra system ranges to create consolidated serum work area solutions. The launch of the Modular Analytics SWA, the first integrated clinical chemistry and immunoassay system for routine testing, is another successful example of Roche's strategy of developing innovative solutions that enable laboratories to operate more efficiently and productively. These efforts are complemented by the introduction of tests for new parameters, such as NTpro-BNP, a marker for the diagnosis of heart failure.

Sales by the division's Applied Science business area increased 8% in local currencies, a growth rate once again well ahead of the market as a whole. Additional tests for use with the LightCycler system have extended its range of applications, allowing the division to tap new market potential in the field of food production, preparation and safety.

Vitamins and Fine Chemicals Division: sales hold steady

Expressed in local currencies, sales by the Vitamins and Fine Chemicals Division held steady at the previous year's levels in what is still a difficult economic climate. While sales were down 5% in Swiss franc terms, sales volumes grew significantly.

The positive growth trend in North America continued, and in Europe the division reversed the downturn seen earlier this year. Sales growth was especially robust in China. The division's innovative product ideas for the functional food segment have attracted considerable interest. These include a new concentrated PUFA formulation, launched this year, and the division's lycopene, lutein and natural-source vitamin E products, which continue to be successful. Sales in the animal nutrition segment increased, led by strong growth for the division's Hy.D and enzyme products. To offset pricing pressures in its markets, the division is proceeding as planned with its current programmes to reorganise its manufacturing operations and marketing infrastructure.

As announced early this September, Roche intends to sell its Vitamins and Fine Chemicals Division to the Netherlands-based DSM group. Negotiations to work out the details of a final purchase agreement are proceeding on schedule, and Roche and DSM expect to close the transaction in the first quarter of 2003. As announced, present and future liabilities arising from the vitamin case will remain with Roche. Roche is making every effort to settle all outstanding litigation in the vitamin case as soon as possible. Out of court settlements have been concluded this year with a number of direct customers in the United States. Based on intensive negotiations with direct customers, and in light of legal developments in the United States and other countries, Roche has set aside additional provisions of 1.2 billion Swiss francs to cover liabilities from the vitamin case.

Franz B. Humer, Chairman of the Board of Directors and CEO: 'Our results for the first nine months show that our core pharmaceuticals and diagnostics businesses are right on track. There is no question that the vitamin case is a difficult legacy from the 1980s and 90s. Following intensive negotiations, we are moving toward settling the lawsuits that are still outstanding in the United States. The fact that we have had to record additional provisions of 1.2 billion Swiss francs is all the more unfortunate, as it casts a shadow over Roche's major strategic and operational achievements.'

Outlook: Group's expectations unchanged

Roche reaffirms its earlier forecasts regarding business performance in the current year. Barring unforeseen events, the Roche Group expects consolidated sales growth for the full year to be in the mid- to high-single-digit range in local currencies, and it anticipates further improvements in its operating profit and EBITDA margins. Roche expects full-year net financial income for 2002 to be roughly equal to the figure for the first half of the year. The Pharmaceuticals Division still expects sales growth for the full year to be in the mid-single-digit range in local currencies (excluding Chugai). Given its very strong first-half performance, which has been sustained through the third quarter, the Diagnostics Division is on track to expand its market lead with full-year growth in the double-digit range. In 2003 Roche expects its Pharmaceuticals and Diagnostics Divisions both to achieve double-digit sales growth in local currencies.

You will find the media release including all tables in English under the following
http://www.roche.com/med-corp-detail-2002?id=891&media-language=e